December 22, 2011

VIA EDGAR

Mr. Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mail Stop 3561

Re:	Fifth Third Bancorp
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Form 8-K filed October 20, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 9, 2011
File No. 001-33653

Dear Mr. Vaughn:

We have received your letter dated December 21, 2011 regarding Fifth Third Bancorp’s Form 10-K for the fiscal year ended December 31, 2010, Form 8-K filed October 20, 2011, and Form 10-Q for the quarterly period ended September 30, 2011. In a telephone conversation today with Staci Shannon, we were informed that a response within 20 business days, rather than ten days indicated in your letter, would be acceptable. Accordingly, we intend to respond to your letter on or before January 20, 2012.

If you should have any additional questions or require any further information, please do not hesitate to call me at (513) 534-0674 or Mark Hazel, Senior Vice President and Controller, at (513) 534-6702.

Sincerely,

/s/ DANIEL T. POSTON

Daniel T. Poston

Executive Vice President and Chief Financial Officer